



28 March 2002          02 APR -1   AM 8: 10

**MyTravel Group plc**
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

**t** +44 (0) 161 232 0066
**f** +44 (0) 161 232 6524
www.mytravelgroup.com

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Fi___
450 Fifth Street, N.W.
Washington, D.C. 20549

02028142

SUPPL

Dear Sirs

**MYTRAVEL GROUP plc ("the Company")**
**FILE NUMBER: 82-5049**

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1.      makes or is required to make public pursuant to the laws of England and Wales;

2.      distributes or is required to distribute to the holders of its securities; and

3.      files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 28 March 2002, the Company filed with the Register of Companies House forms 88(2).

A copy of the relevant documentation is enclosed for your review.

Very truly yours,

**Mike Vaux**
**Group Company Secretary's Office**
**MyTravel Group plc**

Enclosures

PROCESSED
MAY 1 4 2002
THOMSON
FINANCIAL

MyTravel Group plc
Registered Office



# 88(2)

## Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.

CHFP010

**Company Number** | 742748

**Company Name in full** | MyTravel Group plc

---

## Shares allotted (including bonus shares):

| | From | | | To | | |
|---|---|---|---|---|---|---|
| Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box) | Day | Month | Year | Day | Month | Year |
| | 2 5 | 0 3 | 2 0 0 2 | | | |

| | | | |
|---|---|---|---|
| Class of shares (ordinary or preference etc) | ORDINARY | | |
| Number allotted | 60,768 | | |
| Nominal value of each share | £0.10 | | |
| Amount (if any) paid or due on each share (including any share premium) | £2.39 | | |

*List the names and addresses of the allottees and the number of shares allotted to each overleaf*

### If the allotted shares are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |
| Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing) | | | |

---

**When you have completed and signed the form send it to the Registrar of Companies at:**

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
*For companies registered in England and Wales*

# Names and addresses of the allottees  *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| **Name**<br>Airtours Quest Trustee Limited | Class of shares allotted<br><br>£0.10 ORDINARY | Number allotted<br><br>60,768 |
| **Address**<br>Parkway One,, Parkway Business Centre,<br>300 Princess Road, Manchester, England | | |
| | | |
| **UK postcode** M14 7QU | | |
| **Name** | Class of shares allotted | Number allotted |
| **Address** | | |
| | | |
| **UK postcode** | | |
| **Name** | Class of shares allotted | Number allotted |
| **Address** | | |
| | | |
| **UK postcode** | | |
| **Name** | Class of shares allotted | Number allotted |
| **Address** | | |
| | | |
| **UK postcode** | | |

Please enter the number of continuation sheets (if any) attached to this form     | 0 |

**Signed** *Gregory Meli*          **Date** 28/3/2002

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver-manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Karen Houlihan, MyTravel Group plc , Parkway One,

Parkway Business Centre , 300 Princess Road,

Manchester,      Tel 0161 232 6586



CHFP010

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript,
or in bold black capitals.*

**Company Number** 742748

**Company Name in full** MyTravel Group plc

---

## Shares allotted (including bonus shares):

| | From | | | | To | | |
|---|---|---|---|---|---|---|---|
| Date or period during which shares were allotted *(if shares were allotted on one date enter that date in the "from" box)* | Day | Month | Year | | Day | Month | Year |
| | 2 5 | 0 3 | 2 0 0 2 | | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | | |
| Number allotted | 78,391 | | |
| Nominal value of each share | £0.10 | | |
| Amount (if any) paid or due on each share *(including any share premium)* | £2.39 | | |

*List the names and addresses of the allottees and the number of shares allotted to each overleaf*

## If the allotted shares are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

| Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)* | |
|---|---|
| | |

---

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff, CF14 3UZ**     **DX 33050 Cardiff**
For companies registered in England and Wales

# Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| **Name** <br> Airtours Quest Trustee Limited | Class of shares allotted <br><br> £0.10 ORDINARY | Number allotted <br><br> 78,391 |
| **Address** <br> Parkway One,, Parkway Business Centre, <br> 300 Princess Road, Manchester, England | | |
| **UK postcode** \| M14 7QU | | |
| **Name** <br><br> Address | Class of shares allotted | Number allotted |
| **UK postcode** \| | | |
| **Name** <br><br> Address | Class of shares allotted | Number allotted |
| **UK postcode** \| | | |
| **Name** <br><br> Address | Class of shares allotted | Number allotted |
| **UK postcode** \| | | |

Please enter the number of continuation sheets (if any) attached to this form  | 0 |

**Signed** *Gregory J Mellor*

A director / secretary / administrator / administrative receiver / receiver manager / receiver

**Date** 28/3/2002

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Karen Houlihan, MyTravel Group plc , Parkway One,

Parkway Business Centre , 300 Princess Road,

Manchester,     Tel 0161 232 6586